

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2016

Via E-mail
Dr. Shai Yarkoni
Chief Executive Officer
Cellect Biomed Ltd.
23 Hata'as Street
Kfar Saba, Israel 44425

> **Re:** **Cellect Biomed Ltd.**
> **Amendment No. 1**
> **Draft Registration Statement on Form F-1**
> **Submitted May 25, 2016**
> **CIK No. 0001671502**

Dear Dr. Yarkoni:

We have reviewed your amended draft registration statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Business
Raw Materials and Suppliers, page 66

1. We note your response to prior comment 7. Given your statements that the number of third party suppliers with the necessary manufacturing and regulatory expertise is limited; a significant delay in the supply of key materials for a preclinical or clinical trial could considerably delay completion of your clinical trials, testing and potential approval of your product candidate; and your stated strategy of achieving a relatively quick validation, it appears that the identity of your supplier may be material information. Please identify the supplier or provide us with additional support for your determination that the identity is not material.

You may contact Keira Nakada at (202) 551-3659 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3675 with any other questions.

Sincerely,

Suzanne Hayes
Assistant Director

cc: Oded Har-Even, Esq.
        Zysman, Aharoni, Gayer and Sullivan & Worcester LLP